ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2007
(PREPARED BY MANAGEMENT)



SUPPL

	June 30, 2007 (UNAUDITED) $	December 31, 2006 (AUDITED) $
ASSETS		
Current		
Cash	613,032	802,859
Marketable securities (Note3)	126,765	16,463
Accounts receivable	2,139	3,978
Prepaid expenses	1,500	1,500
	743,436	824,800
Note receivable (Note 4)	546,903	546,903
Investment in subsidiaries (Note 4)	560,637	561,556
Interests in mining properties (Note 5)	1,009,954	1,009,954
Natural gas interests (Note 6)	1,690,449	1,503,414
Investment in technology project	1	1
Capital assets	427	711
Total Assets	4,551,807	4,447,339
LIABILITIES		
Current		
Accounts payable	65,332	13,903
Current portion of consulting charge payable	35,100	35,100
	100,432	49,003
Consulting charge payable	35,100	70,200
	135,532	119,203
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	9,623,560	9,623,560
Share purchase warrants (Note 7)	466,000	466,000
Contributed surplus (Note 8)	139,730	139,730
Deficit	(5,903,395)	(5,901,154)
Accumulated other comprehensive income (Note 9)	90,380	–
	4,416,275	4,328,136
Total liabilities and shareholders' equity	4,551,807	4,447,339



07025621

1



CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2007 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
	$	$	$	$
Revenue				
Investment and miscellaneous income	6,532	1,156	11,048	2,333
	6,532	1,156	11,048	2,333
Expenses				
Administrative expenses	19,808	19,376	31,825	31,974
Prospecting and general	114	288	151	341
Amortization	142	142	285	285
	20,064	19,806	32,261	32,600
Net income (loss) before share of net loss of equity investment	(13,532)	(18,650)	(21,213)	(30,267)
Share of net loss of equity investment	(467)	(280)	(948)	(580)
Future Income Tax	(493)	–	(857)	–
Net earnings (loss)	(14,492)	(18,930)	(23,018)	(30,847)
Net earnings (loss) per share – basic and fully diluted (Note 10)	(0.001)	(0.001)	(0.001)	(0.001)
CONSOLIDATED DEFICIT				
Balance, beginning of period	(5,888,903)	(5,864,488)	(5,901,154)	(5,852,571)
Restatement of income tax impact on adoption of accounting standards (Note 9)	–	–	20,777	–
Net earnings (loss)	(14,492)	(18,930)	(23,018)	(30,847)
Balance, end of period	(5,903,395)	(5,883,418)	(5,903,395)	(5,883,418)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 (UNAUDITED)

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
	$	$	$	$
Operating activities				
Net income (loss)	(14,492)	(18,930)	(23,018)	(30,847)
Items not affecting cash				
Share of net loss of equity investment	467	280	948	580
Amortization	142	142	285	285
Decrease (increase) in accounts receivable	25,366	(383)	1,839	(911)
Increase (decrease) in accounts payable	(54,075)	(7,525)	51,429	(1,477)
Decrease in consulting charge payable	–	–	(35,100)	(35,100)
Cash used in operating activities	(42,592)	(26,416)	(3,617)	(67,470)
Investing activities				
Natural gas interest	(20,933)	(15,085)	(187,035)	(29,735)
Investment in subsidiaries	(21)	(84)	(32)	34,625
Cash provided by (used in) investing activities	(20,954)	(15,169)	(187,067)	4,890
Financing activities				
Issue of shares	–	600	–	500
Contributed surplus	–	(180)	–	(180)
Future Income Tax	493	–	857	–
Cash provided by financing activities	493	420	857	420
Change in cash	(63,053)	(41,165)	(189,827)	62,160
Cash, beginning of period	676,085	58,263	802,859	79,258
Cash, end of period	613,032	17,098	613,032	17,098

1. **Basis of presentation**

   The interim period consolidated financial statements have been prepared by the Company (without being reviewed by auditors) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements, except where there are changes in accounting policies which have been disclosed in these financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. **Accounting policy changes**

   a) *Financial instruments and comprehensive income*

   In January 2006, the Canadian Institute of Chartered Accountants "CICA" issued Section 3855, "Financial Instruments – Recognition and Measurement". This new standard increases harmonization with US GAAP and requires that available-for-sale financial assets be reported at fair market value. Gains and losses arising from changes in the fair market values of the available-for-sale financial assets are reported on the balance sheet as "Accumulated other comprehensive income (loss)" (CICA Section 1530). The standard is required for publicly traded companies with fiscal year-ends after October 31, 2006. The Company has adopted section 3855 on a prospective basis effective January 1, 2007 and has classified all of its investments in marketable securities as available-for-sale.

   b) *Impact upon adoption of Sections 3855 and 1530*

   The Company has recorded the following adjustments in its consolidated financial statements as at January 1, 2007 resulting from the adoption of Sections 3855 and 1530:

   (i)   an increase of $115,047, representing a fair value adjustment to the value of marketable securities;

   (ii)   an increase in accumulated other comprehensive income of $94,269 (net of taxes of $20,777), representing the fair value adjustment to the value of marketable securities; and

   (iii)   a reduction of $20,777 to opening deficit, representing the Canadian tax impact of the fair value adjustment made to the value of marketable securities.

3. **Marketable securities**

   The marketable securities are reported in their fair market values as at June 30, 2007 (total cost – $16,463).

4. **Investment in subsidiaries**

   Note receivable is from Altai Philippines Mining Corporation ("Altai Philippines").

   The Company has a 40% equity interest in Altai Philippines and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

   In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and outlays and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

   The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property and Bulan gold property.

   In 2007, Crew Gold Corporation ("Crew"), through its subsidiary, Crew Minerals (Philippines) Inc., has terminated the option agreement with Altai Philippines re Altai Philippines' Negros Island sulfur property.

   In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninety days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at June 30, 2007 and to date, the MPSA application has not yet been

approved.

5. Interest in mining properties

	Balance, Beginning of Year $	Expenditure $	Balance, End of Period $
Malartic Township, Quebec			
Property	283,711	–	283,711
Expenditure	726,243	–	726,243
	1,009,954	–	1,009,954

The Company has 50% working interest in the Malartic Township Gold property of 3 claims of 120 hectares (300 acres).

6. Natural gas interests

	Balance, Beginning of Year $	Expenditure $	Balance, End of Period $
Sorel-Trois Rivieres property, Quebec			
Expenditure	1,503,414	187,035	1,690,449

a) The Company has 54.88% working interest (as at December 31, 2006) in the Sorel-Trois Rivieres natural gas property of eleven oil and gas and reservoir permits of 127,542 hectares (315,156 acres). Talisman Energy Canada has earned a 100% equity interest in one of those permits since the second half of 2006 (see Note 6b).

b) The July 2005 Agreement between Talisman Energy Canada ("Talisman") of Calgary, Alberta and the Company and its joint venture partner in the Sorel-Trois Rivieres property, Petro St-Pierre Inc. ("PSP"), involves four oil and gas permits aggregating to 73,275 hectares (181,063 acres) ("Farmout Lands") of the Sorel-Trois Rivieres property.

Talisman may earn a 100% equity (working) interest in any Farmout permit by drilling one well in that permit. Talisman committed to drilling one well by May 2006, while the other wells are optional. Altai and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the Farmout Lands. The drilling and testing of the first well had been completed in the second half of 2006.

7. Share capital, share purchase warrants and options

a) Share capital

Authorized
An unlimited number of common shares of no par value.

Issued	No. of shares	Amount $
Issued at December 31, 2006 and June 30, 2007	28,856,554	9,623,560

At June 30, 2007, there were 219,667 escrowed common shares outstanding.

b) Share purchase warrants

	Expiry date	Number of share purchase warrants	Black–Scholes value $	Exercise price $
Share Purchase Warrants issued	April 29, 2008	1,800,000	306,000	0.35
Share Purchase Warrants issued	October 30, 2007	1,000,000	160,000	0.25
Balance at December 31, 2006 and June 30, 2007		2,800,000	466,000	

c) Options

i) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At June 30, 2007, there were 850,000 option shares available for future grants.

	Options outstanding	
	Number of shares	Weighted average exercise price $
Balance at December 31, 2006 and June 30, 2007	870,000	0.120

The following table summarizes outstanding share options at June 30, 2007:

Number of share options outstanding			Expiry date	Weighted average Exercise price
Exercisable	Unexercisable	Total		$
463,000	–	463,000	August 18, 2007	0.100
10,000	–	10,000	March 18, 2008	0.100
197,000	–	197,000	June 17, 2009	0.140
200,000	–	200,000	August 17, 2010	0.150
870,000	–	870,000		0.120

ii) Accounting for stock-based compensation cost

Since 2004, the Company has adopted retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" which requires that the fair value based method be applied to awards granted to employees. The Company recognizes the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation. For the six months ended June 30, 2007, no stock-based compensation cost had been incurred.

8. Contributed surplus

	2007 $	2006 $
Balance, beginning of year and end of period	139,730	95,950
Stock based compensation value of option exercised	–	(180)
Balance, end of period	139,730	95,770

9. Accumulated other comprehensive income

	2007 $	2006 $
Balance, beginning of year	–	–
Restatement of increase in unrealized gain on available-for-sale marketable securities, net of taxes of $20,777 [1]	94,269	–
Balance – as restated	94,269	–
Other comprehensive loss during period – unrealized loss on available-for-sale marketable securities, net of taxes recovered of $857	(3,889)	–
Balance, end of period	90,380	–

[1] Refer to Note 2.

10. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2007 $	2006 $
Numerator		
Net (loss) income for the period – basic and diluted	(23,018)	(30,847)
Denominator		
Weighted average number of shares – basic	28,856,554	25,055,798
Effect of dilutive shares		
Stock options	870,000	870,000
Warrants	2,800,000	–
Compensation options	266,000	–
Weighted average number of shares – diluted	32,792,554	25,925,798
Basic and diluted net (loss) income per share	(0.001)[1]	(0.001[1]

[1] Due to the losses in the six months ended June 30, 2006 and June 30, 2007, no diluted net loss per share is provided as the inclusion of outstanding options and warrants would be anti-dilutive.

11. Related Party transactions

a) Consulting services were provided by two officers. Fees for such services amounted to $21,000. These fees have been allocated to administrative expenses ($1,483) and resource properties ($19,517).

b) The third instalment ($35,100) of the consulting charge payable in 5 equal instalments over 5 years to an officer of the Company per agreement signed in 2004, had been paid in the first quarter of 2007.

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1) RECEIVED

FOR THE SIX MONTHS ENDED JUNE 30, 2007   **Dated July 24, 2007**

2007 JUL 31 A 9: 01

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the six months ended June 30, 2007 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2006 ("2006 Annual MD&A") dated April 9, 2007 are relevant for the period under review and therefore readers are advised to read this with the 2006 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Altai's website at www.altairesources.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

1)   The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

a)   Altai's properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property (named "Blackcliff project" by property joint-venture partner) of 3 claims of 120 hectares (300 acres), and the 54.88% owned (as at December 31, 2006) Sorel-Trois Rivieres natural gas property of 11 oil and gas and reservoir permits of 127,542 hectares (315,156 acres) (Talisman Energy Canada ("Talisman") has earned 100% equity interest in one of the oil and gas permits in the second half of 2006) were maintained in good standing as at June 30, 2007 and to date.

b)   Sorel-Trois Rivieres natural gas property, Quebec

i)   In February – March 2007 Altai carried out a seismic reflection survey on the Sorel Islands, the portion of its permits which are not under option to Talisman. The survey is orientated to shallow (less than 150 meters) gas targets in recent sediments. The Company expects the report on the results of the work program to be available by mid August 2007.

ii) (1) Since July 2005, the Company and PSP have optioned a portion of the oil and gas permits in the Sorel-Trois Rivieres property to Talisman. The agreement involves four permits aggregating to 73,275 hectares (181,063 acres) ("Farmout Lands").

Talisman may earn a 100% equity interest in any permit by drilling one well in that permit. Talisman committed to drilling one well, while the other wells are optional. The option extends to April 2010.The Company and PSP will retain an aggregate 15% (fifteen percent) gross royalty of which Altai has 53.5%, on all net receipts from the earned Farmout Lands.

(2) According to the independent consultant, the main target in the Farmout Lands is a NE trending collapse zone 34 kilometers long averaging one kilometer in width. It may extend further SE within the Farmout Lands. The zone appears as a depression at the top of Trenton formation of Ordovician age at a depth of about 750 meters. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). Targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York State, West Virginia and elsewhere in the Appalachians. In addition to Trenton formation the stratigraphically lower Chazy, Beekmantown and Potsdam formations have gas showings elsewhere in the Appalachians.

(3) Dr. Robert Theriault of the Hydrocarbons Branch, Quebec Ministry of Natural Resources, compared Altai's deep collapse structure (referred to by him as a "sag") at the top of the Trenton Formation to the Albion-Scipio oil and gas field ("Albion-Scipio") in the State of Michigan, USA. Albion-Scipio, also in the Trenton Formation, has produced to date over 130 million barrels of oil (290 million barrels of original oil in place) and 200 BCF

(billion cubic feet) of natural gas since the start of its production in the late 1950's. Dr. Theriault pointed out that the sag zone of 34 kilometers outlined in Altai's permits may extend for approximately another 20 kilometers towards the SW, all in Altai's permits, making its physical size similar to that of Albion-Scipio. He pointed out the similarity of the seismic cross section of Altai's target with that of Albion-Scipio. Production and alternation zone in Albion-Scipio is not continuous.

(4) Talisman carried out the drilling and testing of the first well (test well) in the second half of 2006. As at June 30, 2007 and to date Talisman has earned 100% equity interest in one permit where the test well was drilled.

The well was drilled to a total measured depth of 1,294 meters or 1,262 meters vertical depth. It was drilled on a seismically defined feature in an attempt to find a structure that is similar to other Ordovician Trenton-Black River producing trends in the province of Ontario and New York State. In early 2007 Talisman reported that the well did not encounter commercial amount of gas.

Talisman has been granted an extension of its election to drill an option well until September 1, 2007.

In Altai's opinion there is very good exploration potential located along its 55 kilometers feature on its permits.

iii)   Development of a gas storage site or sale of storage rights remains an important aim of the Sorel-Trois Rivieres property for Altai.

c) Altai Philippines Mining Corporation ("Altai Philippines")

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property and Bulan gold property, all in the Philippines.

i) As at June 30, 2007 and to date, the option agreement that Altai Philippines signed with a consortium headed by Sunshine Gold Pty Ltd. of Australia in late 2004 for the sale of Altai Philippines' lateritic nickel-cobalt property on Sibuyan Island, has not yet closed as the Mineral Production Sharing Agreement application for the property has not yet been approved.

ii) In early 2007, Crew Gold Corporation through its wholly owned subsidiary, Crew Minerals Philippines Inc., has terminated the option agreement with Altai Philippines re Altai Philippines' Negros Island sulfur property in view of the big increase in the annual payments from 2007 on. The Company and Altai Philippines are examining different alternatives to develop the property.

CHANGE IN ACCOUNTING POLICY
The CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement" requires that financial assets classified as "available-for-sale" be recorded at fair market values and that gains or losses in available-for-sale financial assets be recorded in the balance sheet as "Other comprehensive income (loss)". The standard became a reporting requirement for all publicly traded companies with year-ends after October 31, 2006. The Company as permitted by CICA Handbook Section 3855, has adopted this section prospectively for financial assets effective January 1, 2007. As required, shareholders' equity as at December 31, 2006 has been restated to include the gain of $94,269 and the deficit has been restated to include a reduction of $20,777, (being the tax impact on adoption of the said accounting policy), on valuation of available-for-sale financial assets that would have been reported, had the policy been in effect at that time.

OUTLOOK FOR 2007 AND BEYOND
The proceeds from the flow-through share units private placement made in late 2006 provide adequate funds for the Company to carry out targeted exploration work on its oil and gas permits that were not optioned to Talisman Energy Canada for the next two years, whereas the proceeds from the common share units private placement made at the same time increase the general working capital of the Company and allow it to carry out exploration work on new projects or other properties that it has. Further future major expenditures on exploration projects will require new financing or closing of the asset sale agreement on the Sibuyan lateritic nickel-cobalt property.

For the balance of 2007, the Company's efforts will be focused on the following:
1.   Completion of the sale of the Sibuyan lateritic nickel-cobalt property in the Philippines; and

2. Acquisition of a new property – base metals, gold or uranium.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

a) For the six months ended June 30, 2007, the Company had a net loss of $23,018 including its share ($948) of the net loss of equity investment in Altai Philippines. The net loss was mainly due to the relatively low administration expenses of $31,825 offset by investment income of $11,048.

b) The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and with the adoption of the CICA Section 3855, have been stated in their fair market values since January 1, 2007.

DISCLOSURE CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to management, including the President and the Treasurer, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and the Treasurer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of June 30, 2007. Based on this evaluation, the President and the Treasurer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and the Treasurer of the Company are responsible for designing and continually maintaining and reviewing internal controls over financial reporting or causing them to be designed and maintained under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The President and the Treasurer have evaluated whether there were changes to its internal controls over financial reporting during the six months ended June 30, 2007 that have materially affected, or that are reasonably likely to materially affect its internal controls over financial reporting. No such changes were identified through their evaluation.

OUTSTANDING SHARES

As of July 19, 2007, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	28,856,554	28,856,554
Stock options	870,000	870,000
Warrants	2,800,000	2,800,000
Compensation options	266,000	266,000
Common shares fully diluted	32,792,554	32,792,554

ATMD&A07Q2

3

Form 52-109F2

Certification of Interim Filings

I, Niyazi Kacira, the President and Chief Executive Officer of Altai Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Altai Resources Inc.**, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 24, 2007

"Niyazi Kacira"

Signature
President and Chief Executive Officer

Form 52.109F2. Interim Filings. CEO. 07Q2

Form 52-109F2

Certification of Interim Filings

I, Maria Au, the Treasurer of Altai Resources Inc., certify that:

1 I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of **Altai Resources Inc.**, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: July 24, 2007

"Maria Au"

_____

Signature
Treasurer

